Docebo Reports Third Quarter 2024 Results

TORONTO, ONTARIO - November 8, 2024 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced financial results for the three and nine months ended September 30, 2024. All amounts are expressed in US dollars unless otherwise stated.

“We surpassed our Q3 targets in both revenue and profitability, showcasing our continued leadership in automating learning outcomes for our customers." said Alessio Artuffo, President and CEO. "At Docebo Inspire, our largest customer event, we showcased our commitment to AI-driven innovation by unveiling cutting-edge applications and enhanced analytics. These advancements, offering a highly personalized learner experience, solidify Docebo's position as a disruptive leader in learning technology."

Third Quarter 2024 Financial Highlights
•Subscription revenue of $52.6 million, an increase of 21% from the comparative period in the prior year, represented 95% of total revenue.
•Total revenue of $55.4 million, an increase of 19% from the comparative period in the prior year.
•Gross profit of $45.0 million, an increase of 19% from the comparative period in the prior year, represented 81.1% of revenue in line with the comparative period in the prior year.
•Net income of $5.0 million, or $0.16 per share, compared to net income of $4.0 million, or $0.12 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $8.3 million, or Adjusted Earnings per share of $0.27, compared to Adjusted Net Income of $5.0 million, or Adjusted Earnings per share of $0.15 for the comparative period in the prior year.
•Annual Recurring Revenue1 as at September 30, 2024 of $214.1 million, an increase of $32.3 million from $181.8 million as at the end of the third quarter of 2023, or an increase of 18%, including the positive impact of approximately 2 percentage points given the weakening of the U.S. dollar relative to foreign currencies.
•Adjusted EBITDA1 of $8.7 million, representing 15.7% of total revenue, compared to $4.5 million, representing 9.7% of total revenue, for the comparative period in the prior year. For the nine months ended September 30, 2024, Adjusted EBITDA improved to 15.1% of total revenue, up from 7.4% in the same period last year.
•Cash flow from operating activities of $4.3 million, compared to $6.2 million for the comparative period in the prior year.
•Free Cash Flow1 of $4.5 million, representing 8.2% of total revenue for the three months ended September 30, 2024, compared to $8.4 million, representing 18.0% of total revenue, for the comparative period in the prior year. The decrease was driven by the adoption and payout of semi-annual bonuses and the timing of payments to vendors. For the nine months ended September 30, 2024, Free Cash Flow improved to 13.9% of total revenue, up from 10.0% in the same period last year.

Third Quarter 2024 Business Highlights
•Docebo is now used by 3,945 customers, an increase from 3,679 customers at the end of September 30, 2023.
•Strong growth in Average Contract Value1, calculated as total Annual Recurring Revenue divided by the number of active customers, from $49,416 as at September 30, 2023 to $54,271 as at September 30, 2024.
•Notable new customer wins in the quarter is a leading global cybersecurity company based in North America that partnered with Docebo to consolidate their learning platform to address multiple Customer Experience (CX) and Employee Experience (EX) use cases for partner and customer training, sales enablement, skilling and upskilling, onboarding, and compliance training.
•Tumi Holdings, Inc., a manufacturer of high-end luxury and performance suitcases and bags for travel, chose Docebo to consolidate multiple CX and EX use cases across their global operations that span North America, APAC, Europe and China. A key requirement was that their learning technology partner have a track record of serving luxury retail brands and support both CX and EX learners spanning multiple cultures and in a large variety of languages.
•A leading insurance company serving Central and Eastern Europe serving more than 17 million customers across 17 countries in Central and Eastern Europe selected Docebo for the CX training of their broker network and for their EX training with use cases in sales enablement, onboarding, and compliance.

•Epicor, a global leader of industry-specific enterprise software, serves more than 23,000 customers across 150 countries with more than 2.3 million users daily. They chose Docebo to replace their internally developed learning system that had been supporting customer and partner training, sales enablement, onboarding and compliance. Their decision to partner with Docebo was driven by our ability to scale globally, forward looking technology roadmap, configurability and growing partner ecosystem as they consolidate their learning system throughout their network worldwide.
•A large and growing US-based furniture store known for their fast time-to-deliver and product availability, chose Docebo to be their learning solutions partner as they address retail, distribution and corporate training requirements. Their end decision was based on the need to deliver a highly personalized learning experience with social learning requirements, robust reporting, and ease of mass user management.
•A US-based major fast food company with operations in North American and the United Kingdom that has been a Docebo customer since 2022, expanded their use of our EX learning technology solutions as part of their larger initiative to increase their employees’ product knowledge, improving employee on the job satisfaction, and reducing costly employee turnover.
•The world’s leading event and exhibition organizer expanded their use of Docebo’s learning platform to support first responder firefighter and EMS training in fire departments across the US. This customer organizes both live and digital events every year, including the largest annual firefighter convention in the US, with the goal of attracting buyers with spending and decision-making power who are looking for solutions and innovations to help move their businesses forward.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Financial Outlook

Docebo is providing financial guidance for the three months ended December 31, 2024 as follows:

•Total revenue between $56.0 million and $56.2 million
•Adjusted EBITDA as a percentage of total revenue between 16.5% to 16.7%

Management expects subscription revenue to grow about two percentage points higher than overall company revenue while professional services revenue to be down sequentially from Q3.

Docebo is raising financial guidance for the fiscal year ended December 31, 2024 as follows:

•Total revenue growth of approximately 19.5%
•Adjusted EBITDA as a percentage of total revenue of approximately 15.5%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Third Quarter 2024 Results

Selected Financial Measures

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue (in thousands of US dollars)	52,615	43,588	9,027	20.7%	150,326	123,278	27,048	21.9%
Professional Services (in thousands of US dollars)	2,818	2,918	(100)	(3.4)%	9,564	8,281	1,283	15.5%
Total Revenue (in thousands of US dollars)	55,433	46,506	8,927	19.2%	159,890	131,559	28,331	21.5%

Gross Profit (in thousands of US dollars)	44,971	37,727	7,244	19.2%	129,245	106,316	22,929	21.6%
Percentage of Total Revenue	81.1%	81.1%			80.8%	80.8%

Net Income (Loss) (in thousands of US dollars)	4,959	4,047	912	22.5%	14,826	(382)	15,208	3,981.2%
Earnings per Share - Basic	0.16	0.12	0.04	33.3%	0.49	(0.01)	0.50	5,000.0%
Earnings per Share - Diluted	0.16	0.12	0.04	33.3%	0.48	(0.01)	0.49	4,900.0%

Cash Provided by Operating Activities (in thousands of US dollars)	4,335	6,215	(1,880)	(30.2)%	19,522	9,488	10,034	105.8%

Key Performance Indicators and Non-IFRS Measures

	As at September 30,
	2024	2023	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	214.1	181.8	32.3	17.8%
Average Contract Value (in thousands of US dollars)	54.3	49.4	4.9	9.9%
Customers	3,945	3,679	266	7.2%

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	8,680	4,512	4,168	92.4%	24,101	9,777	14,324	146.5%
Adjusted Net Income (in thousands of US dollars)	8,255	4,952	3,303	66.7%	23,458	12,856	10,602	82.5%
Adjusted Earnings per Share - Basic	0.27	0.15	0.12	80.0%	0.77	0.39	0.38	97.4%
Adjusted Earnings per Share - Diluted	0.27	0.15	0.12	80.0%	0.76	0.39	0.37	94.9%
Working Capital (in thousands of US dollars)	9,891	110,938	(101,047)	(91.1)%	9,891	110,938	(101,047)	(91.1)%
Free Cash Flow (in thousands of US dollars)	4,533	8,353	(3,820)	(45.7)%	22,177	13,113	9,064	69.1%

Conference Call

Management will host a conference call on Friday, November 8, 2024 at 8:00 am ET to discuss these third quarter results. To access the conference call, please dial +1-646-960-0169 or +1-888-440-6849 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks (in .pdf format) regarding its Q3-2024 results, which will be the subject of this call, on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2024 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at

www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until November 15, 2024 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1-609-800-9909 or +1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended December 31, 2024 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and fiscal year ended December 31, 2024 in respect of total revenue growth, and Adjusted EBITDA as a percentage of total revenue discussed under “Financial Outlook” in this press release; the expanded use of AI across our platform; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform and potential resulting reputational harm or liability;
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 22, 2024 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

Our guidance for the three months ended December 31, 2024 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and fiscal year ended December 31, 2024 in respect of total revenue, and Adjusted EBITDA as a percentage of total revenue is subject to certain assumptions and associated risks as stated under “Forward-Looking Statements,” and in particular the following:
•currency assumptions, in particular that the US dollar will remain strong against other major currencies;
•there will be continued macro-economic headwinds that will specifically affect our SMB and lower mid-market customers;
•there will be a seven-figure negative impact on our Annual Recurring Revenue base resulting from a large enterprise customer terminating its agreement with us following its acquisition of an organization that has an in-house LMS;
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three and nine months ended September 30, 2024 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income (loss) and comprehensive income for the following periods:

Three months ended September 30,	Nine months ended September 30,

(In thousands of US dollars, except per share data)	2024	2023	2024	2023
	$	$	$	$
Revenue	55,433	46,506	159,890	131,559
Cost of revenue	10,462	8,779	30,645	25,243
Gross profit	44,971	37,727	129,245	106,316

Operating expenses
General and administrative	8,384	8,317	24,715	25,218
Sales and marketing	17,759	16,221	51,087	51,041
Research and development	11,153	10,271	32,331	26,456
Share-based compensation	1,815	1,845	5,670	4,438
Foreign exchange loss (gain)	266	(3,092)	(544)	1,365
Depreciation and amortization	877	1,056	2,519	2,587
	40,254	34,618	115,778	111,105
Operating income (loss)	4,717	3,109	13,467	(4,789)

Finance income, net	(623)	(1,933)	(1,839)	(6,506)
Other (income) loss	(1)	(2)	(16)	181
Income before income taxes	5,341	5,044	15,322	1,536

Income tax expense	382	997	496	1,918

Net income (loss)	4,959	4,047	14,826	(382)

Other comprehensive (income) loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(761)	3,776	583	(592)

Comprehensive income	5,720	271	14,243	210

Earnings per share - basic	0.16	0.12	0.49	(0.01)
Earnings per share - diluted	0.16	0.12	0.48	(0.01)
Weighted average number of common shares outstanding - basic	30,221,380	32,474,975	30,296,756	32,907,374
Weighted average number of common shares outstanding - diluted	30,940,172	33,513,101	31,013,951	32,907,374

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	September 30, 2024	December 31, 2023	Change	Change
	$	$	$	%
Cash and cash equivalents	82,033	71,950	10,083	14.0%
Total assets	174,136	158,375	15,761	10.0%
Total liabilities	129,080	107,654	21,426	19.9%
Total long-term liabilities	4,234	7,002	(2,768)	(39.5)%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at September 30, 2024 and 2023 were as follows:

	2024	2023	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	214.1	181.8	32.3	17.8%
Average Contract Value (in thousands of US dollars)	54.3	49.4	4.9	9.9%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$
Net income (loss)	4,959	4,047	14,826	(382)
Finance income, net(1)	(623)	(1,933)	(1,839)	(6,506)
Depreciation and amortization(2)	877	1,056	2,519	2,587
Income tax expense	382	997	496	1,918
Share-based compensation(3)	1,815	1,845	5,670	4,438
Other income(4)	(1)	(2)	(16)	181
Foreign exchange loss (gain)(5)	266	(3,092)	(544)	1,365
Acquisition related compensation(6)	1,005	1,258	2,989	2,246
Transaction related expenses(7)	—	271	—	1,081
Restructuring(8)	—	65	—	2,849
Adjusted EBITDA	8,680	4,512	24,101	9,777
Adjusted EBITDA as a percentage of total revenue	15.7%	9.7%	15.1%	7.4%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration as well as bank fees and other expenses.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other (income) expense, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance and other obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce during the second quarter of 2023 that resulted in severance payments to employees. Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income (loss) to Adjusted Net Income for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$
Net income (loss) for the period	4,959	4,047	14,826	(382)
Amortization of intangible assets	176	381	521	692
Share-based compensation	1,815	1,845	5,670	4,438
Acquisition related compensation	1,005	1,258	2,989	2,246
Transaction related expenses	—	271	—	1,081
Restructuring	—	65	—	2,849
Foreign exchange loss (gain)	266	(3,092)	(544)	1,365
Income tax (recovery) expense related to adjustments(1)	34	177	(4)	567
Adjusted net income (loss)	8,255	4,952	23,458	12,856

Weighted average number of common shares - basic	30,221,380	32,474,975	30,296,756	32,907,374
Weighted average number of common shares - diluted	30,940,172	33,513,101	31,013,951	32,907,374
Adjusted earnings per share - basic	0.27	0.15	0.77	0.39
Adjusted earnings per share - diluted	0.27	0.15	0.76	0.39
(1) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

Working Capital

Working Capital as at September 30, 2024 and 2023 was $9.9 million and $110.9 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at September 30, 2024 and 2023:

	2024	2023
	$	$
Current assets	140,815	224,664
Less: Current portion of net investment in finance lease	(66)	(81)
Less: Current portion of contract costs	(7,715)	(5,484)
Current assets, net of net investment in finance lease and contract costs	133,034	219,099

Current liabilities	124,846	110,827
Less: Current portion of contingent consideration	—	(1,153)
Less: Current portion of lease obligations	(1,703)	(1,513)
Current liabilities, net of contingent consideration and lease obligations	123,143	108,161
Working capital	9,891	110,938

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$
Cash flow from operating activities	4,335	6,215	19,522	9,488
Purchases of property and equipment	(471)	(120)	(958)	(386)
Acquisition related compensation paid	669	—	3,307	189
Transaction related expenses paid	—	551	306	991
Restructuring costs paid	—	1,707	—	2,831
Free cash flow	4,533	8,353	22,177	13,113
Free cash flow as a percentage of total revenue	8.2%	18.0%	13.9%	10.0%